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                  [Raptor Networks Technology, Inc. Letterhead]


                                  May 17, 2006

Via FedEx and EDGAR Correspondence
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Barbara C. Jacobs
Assistant Director
U. S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

         RE:      RAPTOR NETWORKS TECHNOLOGY, INC.
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 FILED ON APRIL 11, 2006
                  FILE NO. 333-131184

Dear Ms. Jacobs:

         This letter responds to the comments (the "Comments") received from Hugh Fuller during his May 5, 2006 telephone conference with our corporate counsel, Garett Sleichter, with the law firm of Rutan & Tucker, LLP, relating to Raptor Networks Technology, Inc.'s (the "Company") Amendment No. 1 to the Company's Registration Statement on Form SB-2, Reg. No. 333-131184 (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on April 11, 2006.

         The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Registration Statement contain revisions that are in response to the Comments. We have reproduced below in bold font each of the Comments, together with the Company's responses in regular font immediately following each reproduced comment. The page numbers referenced below correspond to the marked version of the Registration Statement enclosed herewith.

         Also enclosed is a draft form of opinion of Hart & Trinen, L.L.P. (Exhibit 5.1 to the Registration Statement) for your review.

         Please note that the Company's disclosures in the Registration Statement have been updated to reflect the information and disclosures for the Company's quarter ended March 31, 2006 set forth in its Quarterly Report on Form 10-QSB, which was filed with the Securities and Exchange Commission on May 15, 2006.





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Item 26. Undertakings
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PLEASE REVISE YOUR UNDERTAKINGS TO INCORPORATE ITEM 512(G) OF REGULATION S-B.

         The Company has revised its Undertakings, commencing on page II-10 of the Registration Statement, to incorporate Item 512(g) of Regulation S-B.

Certain Matters
---------------

         Please be advised that the Company has updated certain disclosures to the Risk Factors section, commencing on page 5 of the Registration Statement, to more accurately disclose the risks currently faced by the Company and associated with the offering.

         Please be further advised that the Company has updated certain information in the Principal and Selling Security Holders' Table, commencing on page 57 of the Registration Statement, based on the Company's communications with the Selling Security Holders regarding updated information since the filing of Amendment No. 1 to the Registration Statement on April 11, 2006.

         Please be further advised that the Company has added a disclosure to its Liquidity and Capital Resources section, commencing on page 27 of the Registration Statement, to disclose the Company's April 28, 2006 senior loan agreement. This senior loan agreement is also disclosed in the Company's Current Report on Form 8-K filed with the Commission on May 4, 2006 and the Company's Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2006.

         Please be further advised that, as discussed in the introduction of this letter, the Company's financial statements, beginning on page F-1 of the Registration Statement, the Management's Discussion and Analysis section, commencing on page 18 of the Registration Statement, and all other relevant sections of the Registration Statement have been updated based on the Company's disclosures for the quarter ended March 31, 2006.

         We trust that the foregoing is responsive to Hugh Fuller's May 5, 2005 comments. If you have any questions, please call me at (949) 623-9305 or the Company's corporate counsel Garett M. Sleichter at (714) 641-3495 or Thomas J. Crane at (714) 641-3464.

                                              Respectfully submitted,



                                              /S/ BOB VAN LEYEN
                                              Bob van Leyen

cc: Hugh Fuller (w/encl.)
    Thomas J. Crane, Esq.
    Garett M. Sleichter, Esq.